[NAPSTER, INC. LETTERHEAD]

November 13, 2007

VIA EDGAR AND FACSIMILE (202) 772-9210

Mr. Mark Kronforst, Accounting Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
Room 4561
100 F Street, N.E.
Washington, D.C. 20549

Re:	Napster, Inc.
Form 10-K for the Fiscal Year Ended March 31, 2007
Filed June 6, 2007
File No. 000-32373

Dear Mr. Kronforst:

We received your letter dated October 31, 2007 (the “Letter”), setting forth the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on our above-referenced report filed under the Securities Exchange Act of 1934. Our responses to the specific comments are set forth below. For the convenience of the Staff, each comment from the Letter is restated in bold prior to the response to such comment.

Mr. Mark Kronforst - November 13, 2007 - Page 2

Form 10-K for the Fiscal Year Ended March 31, 2007

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Executive Summary, page 24

1.
We note several references to customer turnover (“churn”) throughout your disclosures. Please describe to us the extent to which you use churn as a key indicator in managing your business and indicate whether you believe that this metric contributes meaningfully to understanding and evaluating your company.

In addition, tell us what consideration you gave to disclosing this metric in your MD&A. See Section III.B.1 of SEC Release No. 33-8350.

Response:

The Company notes the Staff’s comment and supplementally advises the Staff of the following:

The Company derives a substantial portion of its revenues from its subscription services. The Company offers multiple types of subscriptions and offers those services both in the United States and internationally. The key volume metric driving changes in the Company’s subscription revenue is the number of paid subscribers. While the Company’s management monitors customer turnover (“churn”), along with the number of new subscribers, these are merely components of the changes in the key volume metric, the number of paid subscribers.

The Company considered the guidance provided in Section III.B.1 of SEC Release No. 33-8350 and Release No. 33-6349, as well as Regulation S-K, Item 303(a)(3)(iii), in determining that the key volume metric to include in the Company’s MD&A is the aggregate number of paid subscribers as of the end of the applicable period. For instance, in its discussion of the increase in service revenues for fiscal 2007 as compared to fiscal 2006 on page 31 of the Company’s Form 10-K for the fiscal year ended March 31, 2007 (the “10-K”), the Company disclosed the following:

“Service revenues increased for fiscal 2007 as compared to fiscal 2006 primarily due to growth in our subscriber base, international expansion and new revenue streams, offset by a decrease in revenue from music downloads. Paid subscribers grew from 412,000 at March 31, 2005 to 606,000 at March 31, 2006 and 830,000 at March 31, 2007.”

The Company has not provided separate disclosure quantifying churn in its MD&A, because, as churn is only one component of the change in the aggregate number of paid subscribers, the Company has determined that such disclosure would not be material to investors in understanding and evaluating the Company.

Mr. Mark Kronforst - November 13, 2007 - Page 3

The Company does however provide disclosure in its MD&A, where appropriate, of material changes to the aggregate number of paid subscribers during a reporting period. For example, on page 31 of the 10-K, the Company included the following disclosure regarding the addition of the 225,000 AOL Music Now customers in the last quarter of fiscal 2007:

“For the purpose of paid subscriber calculations, we include university subscribers, Japanese subscribers, Napster Mobile subscribers and the over 225,000 AOL Music Now subscribers as of their March 15, 2007 transition date.”

Liquidity and Capital Resources

Cash Flow Changes, page 64

2.
We note that you provide little discussion of cash flows from operating activities. In this regard, we note that there were material changes in several working capital line items; however, you have not disclosed why these changes occurred and how they impacted operating cash flow. For example, we note that your current disclosure only indicates that the changes in assets and liabilities are due to the “timing of receipts and payments.” When preparing the discussion and analysis of operating cash flows, you should address material changes in the underlying drivers that affect your cash flows. These disclosures should also include a discussion of the underlying reasons for changes in working capital items that affect operating cash flows. Please tell us how you considered the guidance in Section IV.B.1 of SEC Release 33-8350.

Response:

The Company notes the Staff’s comment and supplementally advises the Staff of the following:

The Company considered the guidance provided in Section IV.B.1. of SEC Release No. 33-8350 in drafting the Cash Flow Changes section of its MD&A. Specifically, the Company focused on addressing and disclosing material changes in the underlying drivers of the items presented in its statement of cash flows rather than merely describing the items themselves. The timing of the receipts and payments that caused changes in several working capital line items fluctuates from period to period in the normal course of the Company’s business. These fluctuations are generally not the result of any material change in the underlying drivers of these line items. As a result, the Company accumulated all other changes in working capital assets and liabilities on a single line for the MD&A discussion.

Mr. Mark Kronforst - November 13, 2007 - Page 4

Where such fluctuations are due to material changes in the underlying drivers related to a particular line item, the Company does provide disclosure of these changes. For instance on page 41 of the 10-K, the Company disclosed that the change in deferred revenue “was primarily due to the non-recurring prepaid card breakage recognized during fiscal 2007.”

In the future, if there is a material change in the underlying drivers for these items, the Company will make separate disclosures of such material change.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	The Staff’s comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Mr. Mark Kronforst - November 13, 2007 - Page 5

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s comments and request that the Staff contact the undersigned at (310) 281-5000 should you wish to discuss the contents of this letter.

Respectfully submitted,
Napster, Inc.

By:	/s/ NAND GANGWANI
By: Nand Gangwani
Title: Vice President and Chief Financial Officer

cc:	Christine Davis, Senior Staff Accountant
Ms. Aileen Atkins
Ms. Suzanne M Colvin
David A Krinsky, Esq.